Exhibit 99.1

Ozon Announces the Redemption Amount in U.S. Dollars in respect of its $750 Million Senior Unsecured Convertible Bonds Due 2026

April 6, 2023 — Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, provides further update in respect of its $750 million 1.875 per cent. senior unsecured convertible bonds due 2026 (“Bonds”) issued by the Company with ISIN: XS2304902443.

Pursuant to the written resolutions duly passed on October 25, 2022 by the holders of over 75 per cent. in principal amount of the Bonds outstanding (the “Written Resolutions”), the Company hereby announces that, based on the elections made by the holders of the Bonds in their validly completed Eligibility Instructions submitted on or before April 5, 2023 at 4.00 p.m. (London time) (the “Cut-off Time”), the Company is required to redeem the aggregate par amount of Bonds of USD 536 million for the USD Cash Redemption Amount on the Settlement Date. This amount does not include the par amount of the Bonds the Company is required to redeem for RUB Cash Redemption Amount during the RUB Settlement Period. Unless otherwise defined, capitalized terms used herein have the meaning given to them in the Written Resolutions.

The Company will make a further announcement when the Conditions Precedent are satisfied and the CP Satisfaction Date occurs. The Settlement Date for payment of the USD Cash Redemption Amounts will be the date falling two Business Days after the CP Satisfaction Date. The RUB Settlement Period for payment of the RUB Cash Redemption Amounts shall commence on the Settlement Date and shall end two Business Days later.

Holders of the Bonds who did not submit validly completed Eligibility Instructions by the Cut-off Time will be able to submit such instructions during the Holding Period commencing on the Cancellation Date. Following submission of a validly completed Eligibility Instruction, such holders shall have the right to be paid the Cash Redemption Amount (as defined in the Deed Poll) subject to and in accordance with the terms of the Deed Poll.

The holders of the Bonds interested in receiving more information regarding the redemption of the Bonds are directed to follow the link https://ir.ozon.com/restructuring/, or to contact i2 Capital Markets Ltd, the Information, Tabulation and Settlement Agent at ozonconsent@i2capmark.com.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

The information contained in this press release is restricted and is not for release, publication to, distribution in or into the United States (except to qualified institutional buyers, “QIBs”), Canada, South Africa, Australia or Japan. This communication does not constitute an offer to sell or purchase or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to the senior unsecured bonds of Ozon Holdings PLC (the “Company”), convertible into American Depositary Shares of the Company (the “Bonds”) or any other securities of the Company.

The information contained in this press release does not constitute an offer of, or the solicitation of an offer to buy or subscribe for an offer to purchase or the solicitation of an offer to sell any security in the United States (except to QIBs) (including its territories and dependencies, any State of the United States and the District of Columbia) or to any person in any other jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for distribution in Australia, South Africa, Canada or Japan. The Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under the applicable securities laws of Australia, South Africa, Canada or Japan, and the Bonds may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

The information contained in this press-release does not constitute an offer of securities to the public: (a) within the meaning of Article 2(d) of Regulation (EU) 2017/1129 in the EEA; or (b) within the meaning of Article 2(d) Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

This information contained in this press release is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this press release is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of article 51.2 of the Federal Law No. 39-FZ “On the Securities Market” dated 22 April 1996, as amended (the “Russian QIs”) and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. The Bonds have not been and will not be registered or admitted to trading in Russia and are not intended for “placement”, “public placement”, “circulation” or “public circulation” in Russia (each as defined in Russian securities laws) by any means unless and to the extent otherwise permitted under Russian law. This information contained in this press release may not correspond to the risk profile of a particular investor, does not take into account one’s personal preferences and expectations on risk and/or profitability and does not constitute an individual investment recommendation for the purposes of Russian law.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

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